Exhibit 99.8

PERDIGÃO S. A.

OPINION OF THE FISCAL COUNCIL ON THE INCORPORATION OF PERDIGÃO AGROINDUSTRIAL S. A. BY PERDIGÃO S. A.

Perdigão S. A.’s Fiscal Council, in performing its legal and statutory duties and having examined the “Protocol and Justification for the Incorporation of Perdigão Agroindustrial S. A. by Perdigão S. A.” and the Appraisal Reports of these companies prepared by KPMG Auditores Independentes S/C, is of the opinion that the referred documents adequately reflect the balance sheet and economic-financial situation of the companies, being apt for approval by the General Shareholders Meeting.

São Paulo, February 11 2009.

Attilio Guaspari	Décio Magno Andrade Stochiero

Fábio dos Santos Fonseca